SUBVERSE INC.

GAAP FINANCIAL STATEMENTS
(unaudited)

For the year ended
December 31, 2021

SUBVERSE INC.
TABLE OF CONTENTS

Restricted for Management's Use Only
See basis of presentation and disclaimer on page 6

SUBVERSE INC.
BALANCE SHEET
(UNAUDITED)

	December 31, 2021	December 31, 2020
Assets		
Current assets:		
Cash	$ 86,176	$ 158,943
Total current assets	86,176	158,943
Property and equipment, net	53,740	60,820
Other assets	3,100	3,100
Total assets	$ 143,016	$ 222,863
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ -	$ 4,754
Note payable - current	-	11,807
Total current liabilities	-	16,561
SAFEs (Series CF & Series Reg D)	1,130,671	1,130,671
Total liabilities	1,130,671	1,147,232
Stockholders' Equity:		
Common stock (10,000 shs authorized/issued; $.01 par value)	100	100
Additional paid-in capital	150	150
Accumulated deficit	(987,905)	(924,619)
Total stockholders' equity	(987,655)	(924,369)
Total liabilities and stockholders' equity	$ 143,016	$ 222,863

SUBVERSE INC.
STATEMENT OF OPERATIONS
(UNAUDITED)

	For the Year Ended Dec 31, 2021
Revenues	$ 921
Cost of revenues	-
Gross profit	921
Operating Expenses:	
General and administrative	51,318
Sales and marketing	-
Production and development	24,169
Total operating expenses	75,487
Operating loss	(74,566)
Other (income) expense:	
Other income	(11,807)
Total other (income) expense	(11,807)
Income (loss) before provision for income taxes	(62,759)
Provision for income taxes	527
Net loss	$ (63,286)

SUBVERSE INC.
STATEMENT OF CASH FLOWS
(UNAUDITED)

	For the Year Ended December 31, 2021
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (63,286)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	7,080
Gain on loan forgiveness	(11,807)
Changes in operating assets and liabilities:	
Accounts payable	(4,754)
Net cash used in operating activities	(72,767)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Deposits and other	-
Net cash used in investing activities	-
CASH FLOWS FROM FINANCING ACTIVITIES:	
Net cash provided by financing activities	-
Increase (decrease) in cash and cash equivalents	(72,767)
Cash and cash equivalents, beginning of year	158,943
Cash and cash equivalents, end of year	$ 86,176

SUBVERSE INC.
DISCLAIMER
(UNAUDITED)

BASIS OF PRESENTATION AND DISCLAIMER

Contained within, are the financial statements of Subverse Inc. (the "Company") for the periods indicated.

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") to the best of Management's knowledge. Financial information presented has not been audited, reviewed, compiled, or otherwise gone through any form of attestation services to validate the information or transactions, and accordingly we do not express an opinion, a conclusion, nor provide any assurance on them. The financial information is the responsibility of Management. This document is primarily for review of Management and current investors of the Company but may be used by the Management for information purposes with other parties.

The financial information included in this document may be subject to change based on additional information provided in future months and evaluation of estimates. In addition, if the financial information were audited, reviewed, or went through any form of attestation process, it is reasonably possible that the financial information would differ.